SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated March 9, 2007.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)
295 Phillip Street
Waterloo, Ontario
N2L 3W8

2.	Date of Material Change

March 5, 2007.

3.	News Release

A news release was issued in Waterloo, Ontario on March 5, 2007 through the newswire services of CCN Matthews and Market Wire, a copy of which is annexed hereto as Schedule “A”.

4.	Summary of Material Change

By way of news release attached hereto as Schedule “A”, the Company provided on March 5, 2007 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In that update, the Company announced the results of the voluntary internal review (the “Review”) undertaken by the Company of its stock option granting practices and related accounting and certain changes to the Company’s board of directors, board committees and organizational structure.

5.	Full Description of Material Change

By way of news release attached hereto as Schedule “A”, the Company provided on March 5, 2007 a status update pursuant to the alternative information guidelines of the OSC. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In that update, the Company announced the results of Review.

The Review was commenced under the direction of the Audit Committee of RIM’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s Chief Financial Officer, with the support of Jim Balsillie, the co-Chief Executive Officer of the Company, and the executive management team amidst the heightened public awareness and concern regarding stock option granting practices by publicly-traded companies. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the other members of the Audit Committee, Jim Estill and John Richardson, as a special committee of independent directors of the Board of Directors (the “Special Committee”). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described in this material change report were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.

Background of the Review

The Audit Committee commenced the Review on August 8, 2006. The Company promptly informed its external auditors, Ernst & Young LLP (“E&Y”), of the Review and has kept E&Y informed as the Review has progressed. On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles (“GAAP”), pursuant to which RIM has been preparing its financial statements since fiscal 2004 (prior to which time RIM prepared its primary financial statements in accordance with Canadian GAAP – together with a U.S. GAAP reconciliation note following its U.S. listing in 1999), accounting errors were made in connection with the administration of certain stock options granted since RIM’s initial public offering in 1997 and that a restatement (the “Restatement”) of the Company’s historical financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the United States Securities and Exchange Commission (the “SEC”) and the OSC about the Review.

Following this self-reporting, the SEC commenced an informal inquiry. On October 13, 2006, in accordance with applicable Canadian securities laws, RIM contacted the OSC on behalf of all Canadian securities regulators and requested that the OSC issue a management cease trade order (the “MCTO”) prohibiting trading in RIM’s securities by its senior officers, directors and other insiders (who were already subject to a RIM-initiated trading blackout) as a result of RIM’s inability to file its financial statements for the second quarter of fiscal 2007. The MCTO, which was issued on November 7, 2006, continues to be in force. On November 8, 2006, the OSC publicly stated that it was conducting an investigation into stock option grants made by RIM. The Company has had communications with the staff of each of the SEC and the OSC concerning the Review. The Company intends to continue to cooperate with the OSC and SEC.

In its September 28, 2006 release, RIM had estimated, based on information available to it at that time, that the non-cash charge associated with past option grants would be approximately US$25-45 million, although the Review was continuing. On October 13, 2006, the Company publicly announced that, subsequent to its September 28, 2006 announcement, in connection with the Review the Company identified an additional error

2

in the Company’s application of U.S. GAAP for stock options that would require a further adjustment to its historical financial statements. This additional error stemmed from the application of U.S. GAAP accounting rules to a “net settlement” feature that existed in RIM’s stock option plan prior to February 2002, which is discussed below under “Restatement”. RIM noted on October 13, 2006 that the net effect of variable accounting resulting from this additional error would be to substantially increase the amount of RIM’s September 28th estimate of non-cash charges associated with past option grants and thereby reduce the amount of RIM’s previously reported U.S. GAAP earnings over the periods to be restated.

Scope of the Review

The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and RIM’s directors. The Special Committee reviewed more than 700,000 electronic and paper documents. The Special Committee also reviewed stock based awards granted prior to the adoption of the Company’s December 4, 1996 stock option plan. The Special Committee conducted interviews of all current board members, members of senior management and certain other RIM employees and former employees identified as being involved in the options granting process or who were otherwise relevant to the Review.

While the Special Committee’s review of stock option granting practices is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to determine the accounting impact resulting from the Special Committee’s findings and to complete the Restatement, as described below under “Restatement”.

Grants

The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who re-joined RIM after completing university (“New Hire Grants”), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position (“Periodic Grants”). Under U.S. GAAP, all options granted prior to February 27, 2002, were accounted for incorrectly as the Company failed to apply variable accounting for the awards as a result of the net settlement feature of its stock option plan as discussed more fully below under Restatement. From February 28, 2002 to August 2006, incorrect measurement dates for accounting purposes have been identified for approximately 321 grants in respect of options to acquire 4,581,000 common shares. This represents approximately 63% of the grants made by the Company after February 28, 2002. The nature of the measurement date errors are more fully discussed below under “Errors Identified” and “Restatement”.

3

Option Granting Process

Since after its initial public offering in 1997, RIM has publicly reported that stock options were granted upon the approval of the Board or the Compensation Committee. Over the same period, RIM has also publicly reported that options were granted at an exercise price not less than the market price of the shares on the date immediately prior to the grant of the option.

The Review revealed that until after the commencement of the Review in August 2006, all stock option grants, except grants to RIM’s co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by RIM’s Board. For a number of years after the Company’s initial public offering in 1997, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie’s direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to the Company’s Chief Financial Officer, Dennis Kavelman, and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.

Mr. Balsillie advised the Special Committee that option grants were made to attract and retain skilled personnel to a rapidly growing technology company in an intensely competitive environment, and the informality of the option granting process was, in part, a reflection of the stage of development of the Company and the rapid growth occurring within the organization at the time.

Co-CEO, Mike Lazaridis, and COOs, Don Morrison and Larry Conlee, also had a role in the granting of options, which in the case of the COOs was limited to their direct report employees.

Grants to the co-CEOs were approved by RIM’s Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.

Some New Hire Grants and the majority of Periodic Grants were accounted for using an incorrect measurement date, with the result that the exercise price of the option was less than the fair market value as of the date when all the events necessary to make the grant were complete. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the “C-level officers”), hindsight was used to select grant dates with favorable pricing on grants, resulting in grantees receiving an in-the-money benefit that was not recorded in the financial statements as stock-based compensation.

A number of individuals interviewed by the Special Committee who were involved in the granting of options at the Company, including Mr. Balsillie and Mr. Kavelman, reported that at the time they had a general understanding that options could be granted at a chosen date within the applicable period for reporting options grants to relevant Canadian

4

regulatory agencies. Their understanding was incorrect. Prior to December 14, 1999, Canadian insider reporting rules required insiders to report option grants within 10 days after the end of the month in which the grant was made; following December 14, 1999, insiders were required to report within 10 days of the grant. Under the rules of the Toronto Stock Exchange, RIM was required to report all option grants within 10 days after the end of the month in which the grant was made for all employees. (Note: as a “foreign private issuer” under U.S. securities laws, RIM is not subject to U.S. insider reporting rules).

In some cases, contemporaneous documentation or other action evidencing the grant date or the completion of the granting process with respect to particular options does not exist in a manner that would enable the Company to determine that the measurement date for accounting purposes was the same as the recorded grant date for an option, thereby requiring the Company to determine the measurement date based on the most objective evidence that is available.

The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Company’s stock option plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Errors Identified

The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.

From December 1996 to August 2006, RIM made approximately 1,500 New Hire Grants and approximately 1,700 Periodic Award Grants. The Special Committee found that the majority of the New Hire Grants were priced and granted as of the employment start date and raise no dating issues. However, as noted above, the Review identified dating issues with respect to a majority of the Periodic Award grants. The accounting errors can be categorized as follows:

•	grants to new hires;

•	grants on promotion;

•	group grants;

•	periodic grants; and

•	other matters.

5

Grants to New Hires - From the inception of the Company’s stock option plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees’ offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company’s shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee’s start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). Under U.S. GAAP, generally it will not be possible to have a measurement date for accounting purposes prior to the date the employee begins rendering services in exchange for the award. For the purposes of the Restatement, the Company has interpreted this to mean the date the employee was included as an employee on the Company’s payroll. In other instances, the Company contracted with the employee to grant options on commencement of employment as set out in the terms of the offer letter, but the options were modified subsequent to commencement of employment to provide the employee with better pricing. In these instances, the Company has treated the subsequent reduction of the exercise price as a modification and has applied variable accounting to the award.

Grants on Promotion - The Company has the practice of awarding options to individuals who are promoted to certain senior management levels. The Company often granted options based on the price on the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective promotion date. In other instances, the Company selected a grant date prior to the approval date for several employees who received promotions around the same date. In these instances, the Company has determined that the measurement date is the approval date and has calculated an intrinsic value based on the difference between the exercise price of the option and the value of the RIM shares on the approval date.

Group Grants - A group grant is a grant that is made to an entire department or departments. Group grants were occasionally granted to reward performance or to aid retention in instances when outstanding options for employees contained exercise prices significantly higher than the trading price of the Company’s shares. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In many instances, the share price increased between the date the preliminary group grants were established and the date the listing was finalized. In other cases, the listing was reviewed and changes were made to the number of options and the individuals eligible for awards subsequent to the established grant date. For certain group grants, although the terms of the awards granted to the majority of individuals in the pool were fixed, for a small number of individuals, changes were made to their awards. The measurement dates for group grants have been assessed on a group grant by group grant basis to determine the appropriate measurement dates.

6

Periodic Awards – In certain instances, the Company established the grant date of awards with reference to a historical or future low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were finalized, approved and agreed upon. That date is deemed to be the measurement date. For awards where the exercise price is set by reference to a future market price, the Company has determined the measurement date at which the terms of the award were approved with finality.

Other Matters - In limited instances, the Company repriced options subsequent to the option grant as the stock price decreased. In many instances, options were granted prior to finalizing the awards. These instances include items such as (1) establishing a grant date prior to final approval, (2) establishing a grant date prior to required approval by the shareholders to increase the size of the option pool, and (3) establishing the grant date prior to Board or Compensation Committee approval for grants to the CEOs.

In some instances where options were dated using favorable historical pricing, the grant date selected preceded a run-up in the Company’s share price. While this may have created the impression that some grants were “spring-loaded” (a grant made prior to and with knowledge of facts likely to cause an increase in the stock price), the Review did not reveal any evidence that the Company engaged in “spring-loading”.

As a result of the Review, the Special Committee has concluded that incorrect measurement dates were used for financial accounting purposes under U.S. GAAP for certain stock option grants made in prior periods and has, with the assistance of its outside accounting advisors, worked to determine, based on the available evidence, the appropriate measurement dates for each affected grant.

Impact

The practices identified above benefited employees across all levels at RIM. However, by virtue of options granted over a larger number of common shares to more senior employees, such employees received a greater individual benefit from the Company’s options granting practices. Each of the Company’s C-level officers and certain other officers of the Company received in-the-money benefits from options grants that were effectively made at less than fair market value as of the date the granting process was complete. The review as to the in-the-money benefits received from the Company’s options granting practices by the Company’s officers and directors is ongoing, and such information will be disclosed in RIM’s amended public filings.

Certain of the Company’s outside Directors also received an in-the-money benefit from the Company’s options granting practices. Such amounts currently appear to be immaterial. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.

7

RESTATEMENT

The Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the SEC prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company has determined that additional time is required for the Company’s independent auditors and other advisors to complete the process and for the Company to update its filings. RIM, as well as its independent auditors and other advisors, will continue to work diligently to complete the process and will make every effort to make such filings as soon as practicable after the completion of the accounting, legal and other analyses required as a result of the Review. In the interim, RIM will report on the status of its continuous disclosure obligations to the OSC pursuant to the MCTO.

The Special Committee Review identified three major classes of accounting errors being (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Company’s option plan until February 27, 2002, (2) the accounting for certain share awards granted prior to the adoption of the Company’s stock option plan, and (3) the misapplication of the determination of an accounting measurement date for options issued subsequent to the elimination of the “net settlement” feature. As a result, a restatement of RIM’s historical financial statements will be required. Each of these are errors is described below.

Variable Accounting

The variable accounting error stems from a difference in the historical application of U.S. GAAP and Canadian GAAP relating to a “net settlement” feature that existed in RIM’s stock option plan prior to February 27, 2002. Under this feature, instead of paying the exercise price in cash, the employee could apply to receive a lesser number of RIM common shares equal in value to the difference between the grant price and market price at the time of exercise multiplied by the number of options exercised. This specific feature was eliminated from RIM’s stock option plan effective February 27, 2002. Prior to 2004, there were no accounting implications relating to this feature under Canadian GAAP, which RIM used as its primary GAAP at that time. However, under U.S. GAAP, RIM was required to apply variable accounting for all stock options granted prior to February 27, 2002.

Variable accounting requires RIM to recognize a non-cash compensation expense for all stock options, which includes (1) all realized gains on exercise of stock options, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The effect of this variable accounting error will be to increase the amount of RIM’s estimated non-cash charges associated with past option grants and thereby reduce the amount of the Company’s previously reported U.S. GAAP earnings. While the re-audit of the Company’s historical financial statements is not yet completed, the Company currently estimates the pre tax impact of this error will be to increase stock based compensation and decrease operating income for the period up to the end of fiscal 2003 by approximately US$220 million, and for each of the fiscal years

8

ended 2004, 2005 and 2006 increase stock based compensation and decrease operating income by an amount of less than US$5 million in each of those years. The Company currently does not anticipate a material adjustment to the current or future financial years’ operating results as a result of this error as the impact of variable accounting ceased in fiscal 2007 upon the adoption of fair value accounting under Statement of Financial Accounting Standards 123(R).

Share-Based Awards Granted Prior to the Stock Option Plan

Prior to the Company’s IPO in 1997 and its adoption of the current stock option plan, the Company issued 444,000 restricted Class A Common Shares at a price of $0.05 per share pursuant to Employee Stock Agreements and 1,306,000 options to acquire shares at an exercise price of $0.05 under an Employee Stock Plan. The terms of both awards provided that employees could “put” the shares back to the Company for book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable accounting. Upon adoption of its stock option plan, all previously unexercised options became part of the plan including all of the terms and conditions. These awards continued to be accounted for under variable accounting as they were subject to the net settlement feature as described above. The Company currently estimates the impact of this error for the period up to the end of fiscal 2003 will be approximately US$10 million and estimates the impact of this error on fiscal periods 2004, 2005 and 2006 to be nil.

Misapplication of the Determination of an Appropriate Accounting Measurement Date for Periods Subsequent to February 27, 2002

Prior to fiscal 2007, the Company did not record any stock based compensation amounts in its financial statements. As a result of the Review, it has been determined that several errors occurred in the accounting for options, including the fact that in many cases, the Company did not grant options with an exercise price equal to the fair market value of the shares on the day of grant. The nature of these errors has been described above under the section “Errors Identified”. For grants issued subsequent to February 27, 2002, the Company has undertaken a process to categorize, based on grant type and process, each grant awarded by the Company. The Company is in the process of analyzing the evidence related to each category of grants including but not limited to, electronic and physical documents, and interviews. Based on the relevant facts and circumstances, the Company is applying the accounting standards to determine, for every grant within each category, the appropriate measurement date. Where the measurement date is not the originally assigned grant date, an accounting adjustment is being calculated and an accounting entry will be booked to account for stock-based compensation expenses and related tax effects.

Effect of the Restatement

The result of the Company’s Restatement will be to increase the amount of non-cash compensation expense associated with past option grants and thereby reduce the amount

9

of the Company’s previously reported U.S. GAAP earnings. The effect of this will be that RIM will restate its historical annual financial statements for fiscal 2004, 2005 and 2006 and for the first quarter of fiscal 2007 (the financial statements for the second and third quarters have not yet been filed). While the exact amount of non-cash charges has not been finalized, the Company currently expects that the potential effect of such Restatement, after covering all of the accounting issues described above, will be to increase the non-cash charges associated with past option grants and thereby reduce the amount of the Company’s previously reported GAAP earnings up to the end of fiscal 2006 by an aggregate amount of approximately US$250 million during the period covered by the Review. The historical volatility of RIM’s share price, during the term of the Review, significantly increased the aggregate, non-cash charge. The non-cash charge resulting from the variable accounting errors described above represents approximately 95% of the estimated non-cash charges associated with accounting errors and dating issues identified to date during the Review, though it is important to note that a portion of the non-cash charge associated with errors in the measurement date for stock options is subsumed by the non-cash charge resulting from the variable accounting errors, as noted above. In addition, the Company estimates that an adjustment of approximately US$8 million will be required to increase the Company’s tax expense related to the tax accounting for deductible stock options. The Company currently does not anticipate a material adjustment to the current or future financial years’ operating results as a result of errors associated with the Company’s stock option practices.

Prior to fiscal 2004, Canadian GAAP did not generally require accounting for stock-option based compensation arrangements with employees as an expense. For fiscal years 2004 and 2005 (the last year the Company reported under Canadian GAAP), the Company applied fair value accounting for stock options granted or modified in those years as required by new accounting rules introduced under Canadian GAAP. The Company has determined that the accounting impact of the errors in the determination of measurement dates in 2004 and 2005 do not result in a material adjustment to the Canadian GAAP financial statements and therefore, the Company does not currently intend to restate the previously filed Canadian GAAP financial statements.

ACTIONS TAKEN AS A RESULT OF THE REVIEW

The Board of Directors, based on the recommendations of the Special Committee, has determined to implement the following measures in response to the findings of the Special Committee:

Benefits from Option Grants

All directors and all C-level officers have agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to re-price unexercised options that were incorrectly priced, in both cases to the price that should have been used. All vice-presidents of the Company will be asked to agree to similar treatment for their options that have dating issues, where these options were granted after the employee’s commencement of employment. For exercised options, the gain will be

10

recovered through a cash payment made by the respective director or officer, together with interest. No options that are to be re-priced will be permitted to be exercised prior to re-pricing.

Changes to RIM’s Stock Option Granting Practices

In December 2006, the Board adopted an interim option granting process, pending completion of the Review, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board. The Compensation Committee and newly formed Oversight Committee of the Board described below will review the interim option granting process in light of evolving best practices and recommend to the Board any changes required as a result of this review.

Changes to RIM’s Board of Directors, Board Committees and Organizational Structure

The Company has grown dramatically during the period covered by the Review, and the Special Committee has provided recommendations to expand and enhance the Company’s governance practices to address issues identified during the Review and to better reflect the magnified size and complexity of the Company’s business today.

In accordance with the Special Committee’s recommendations and other considerations, the Board has decided to establish a new Oversight Committee and to implement changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and to change various management roles:

•

A new Oversight Committee of the Board will be established, comprised exclusively of independent directors, whose mandate will include providing oversight into areas typically under the responsibility of management. Among other things, the Oversight Committee will examine executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups. The Oversight Committee will work cooperatively as appropriate with the other board committees. In 2009, the Board and committee will determine whether the committee has completed its mandate or whether it should continue and, if so, for what period.

•

Consistent with current best practices in corporate governance, the roles of Chairman and CEO are being separated. Mr. Balsillie has voluntarily stepped down from the role of Chairman to allow future consideration of a non-executive Chairman by the Nominating Committee. Mr. Balsillie will retain his leadership roles as Co-CEO and Director.

•

Mr. Richardson has been appointed as Lead Director of the Board of Directors. Mr. Richardson’s responsibilities in that position will include: (a) approving information submitted by management to the Board, (b) approving the agenda for Board Meetings, (c) leading meetings of the external directors, (d) serving as a liaison

11

between the external directors and the chief executive officers, and (e) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

•

Kendall Cork and Doug Wright, who are currently the members of the Company’s Compensation Committee, have advised the Board that they will not stand for re-election at the upcoming annual general meeting of the Company and have tendered their resignation at this time from all committees of the Board. They will each be appointed to the honorary position of Director Emeritus of the Board in recognition of their substantial contributions to RIM over many years.

•

The Board size has been increased from seven to nine. Ms. Barbara Stymiest (formerly the CEO of the TSX Group and currently the COO of Royal Bank of Canada) and Mr. John Wetmore (formerly the President and CEO of IBM Canada and currently a Director of the University of Waterloo and Loblaw Companies Limited) have been appointed to the Board as directors. It is expected that Ms. Stymiest will join the Audit Committee and the Nominating Committee and Mr. Wetmore will join those committees and the Compensation Committee. A candidate selection process is underway to identify two other new independent directors for election to the Board to replace Mr. Cork and Mr. Wright. The Audit Committee will be chaired by an audit committee financial expert, as defined under applicable securities laws.

•

The Nominating Committee of the Board will be reconstituted to be comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore. The Nominating Committee will review the board slate prior to its submission to shareholders for the next annual meeting. The Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board at its first meeting following the Company’s next annual meeting.

•

Dennis Kavelman will be moving from his position as CFO to become the Company’s Chief Operating Officer - Administration and Operations. In that role he will take on a more diverse operational portfolio overseeing the growth of RIM’s business in various areas.

•

Brian Bidulka (currently Vice President, Corporate Controller at RIM and formerly Vice President Finance-Operations at Molson Inc.) has been appointed as the Company’s Chief Accounting Officer and will serve as the Company’s senior financial officer overseeing all financial reporting and compliance activities. Mr. Bidulka, who was not previously involved in the administration of the Company’s stock option program, will also be responsible for administering RIM’s stock option program until a new employee is hired and assumes responsibility for the program.

•	Certain other changes in the roles and responsibilities of less senior members of RIM’s Finance Group will also be made.

12

•	RIM will establish an internal audit department, the head of which will report directly to the Audit Committee.

•

Additionally, RIM will enhance its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program.

•	The Board, based on the recommendation of the Special Committee, has determined that no employees should be asked to leave the Company as a result of the Review.

OTHER MATTERS

Review Costs

Consistent with their shared historical commitment to the Company, Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist RIM in defraying costs incurred in connection with the Review and the Restatement by contributing up to Cdn$10 million (up to Cdn$5 million each) of those costs. RIM has agreed to accept this voluntary payment.

Pending the completion of the Review, Mr. Balsillie and Mr. Lazaridis agreed to escrow common shares of the Company acquired by them on the exercise of options during the Review. Upon payment of the monies referred to above in connection with Review costs and repayment of any gains associated with exercised options and re-pricing of unexercised options, the Special Committee has determined that it is appropriate to return the escrowed shares to them.

Regulatory Matters and Litigation

The Company is cooperating with the SEC and the OSC and has reported to them on the results of the Review. At this time, RIM cannot predict what, if any regulatory action, may result from the completion of the Review.

As previously disclosed, RIM has been served with a Notice of Application that was filed with the Ontario Superior Court of Justice – Commercial List (the “Court”) by a shareholder. The Notice of Application, among other things, seeks the permission of the Court to commence a shareholder derivative action purportedly on behalf of the Company against certain of RIM’s directors relating to RIM’s historical option granting practices, and also makes certain demands with respect to the conduct and scope of RIM’s ongoing management-initiated, voluntary review of such practices. The Company’s Board of Directors intends to review the allegations set forth in the Notice of Application and the related Statement of Claim and will respond in a manner that it considers to be in the best interests of RIM’s shareholders.

13

Additional lawsuits, including purported class actions and additional derivative actions, may be filed based upon allegations substantially similar to those described in this application or otherwise relating to the Company’s historical option grant practices. The Company does not intend to issue any press releases describing the filing in the event of any such additional lawsuits.

Certain of the statements contained in the news release and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such forward- looking statements contained in the news release.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Brian Bidulka, Chief Accounting Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 9th day of March, 2007.

14

SCHEDULE “A”

March 5, 2007

RIM PROVIDES STATUS UPDATE AND REPORTS ON RESULTS OF INTERNAL REVIEW OF STOCK OPTION GRANTS BY SPECIAL COMMITTEE

Waterloo, Ontario – Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

RIM announced today the results of the voluntary internal review (the “Review”) undertaken by the Company of its stock option granting practices and related accounting. The Review was commenced under the direction of the Audit Committee of RIM’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s Chief Financial Officer, with the support of Jim Balsillie, the co-Chief Executive Officer of the Company, and the executive management team amidst the heightened public awareness and concern regarding stock option granting practices by publicly-traded companies. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the other members of the Audit Committee, Jim Estill and John Richardson, as a special committee of independent directors of the Board of Directors (the “Special Committee”). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described in this update were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.

Background of the Review

The Audit Committee commenced the Review on August 8, 2006. The Company promptly informed its external auditors, Ernst & Young LLP (“E&Y”), of the Review and has kept E&Y informed as the Review has progressed. On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles (“GAAP”), pursuant to which RIM has been preparing its financial statements since fiscal 2004 (prior to which time RIM prepared its primary financial statements in accordance with Canadian GAAP – together with a U.S. GAAP reconciliation note following its U.S. listing in 1999), accounting errors were made in connection with the administration of certain stock options granted since RIM’s initial public offering in 1997 and that a restatement (the “Restatement”) of the Company’s historical financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the United States Securities and Exchange Commission (the “SEC”) and the OSC about the Review.

Following this self-reporting, the SEC commenced an informal inquiry. On October 13, 2006, in accordance with applicable Canadian securities laws, RIM contacted the OSC on behalf of all Canadian securities regulators and requested that the OSC issue a management cease trade order (the “MCTO”) prohibiting trading in RIM’s securities by its senior officers, directors and other insiders (who were already subject to a RIM-initiated trading blackout) as a result of RIM’s inability to file its financial statements for the second quarter of fiscal 2007. The MCTO, which was issued on November 7, 2006, continues to be in force. On November 8, 2006, the OSC publicly stated that it was conducting an investigation into stock option grants made by RIM. The Company has had communications with the staff of each of the SEC and the OSC concerning the Review. The Company intends to continue to cooperate with the OSC and SEC.

In its September 28, 2006 release, RIM had estimated, based on information available to it at that time, that the non-cash charge associated with past option grants would be approximately US$25-45 million, although the Review was continuing. On October 13, 2006, the Company publicly announced that, subsequent to its September 28, 2006 announcement, in connection with the Review the Company identified an additional error in the Company’s application of U.S. GAAP for stock options that would require a further adjustment to its historical financial statements. This additional error stemmed from the application of U.S. GAAP accounting rules to a “net settlement” feature that existed in RIM’s stock option plan prior to February 2002, which is discussed below under “Restatement”. RIM noted on October 13, 2006 that the net effect of variable accounting resulting from this additional error would be to substantially increase the amount of RIM’s September 28th estimate of non-cash charges associated with past option grants and thereby reduce the amount of RIM’s previously reported U.S. GAAP earnings over the periods to be restated.

Scope of the Review

The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and RIM’s directors. The Special Committee reviewed more than 700,000 electronic and paper documents. The Special Committee also reviewed stock based awards granted prior to the adoption of the Company’s December 4, 1996 stock option plan. The Special Committee conducted interviews of all current board members, members of senior management and certain other RIM employees and former employees identified as being involved in the options granting process or who were otherwise relevant to the Review.

While the Special Committee’s review of stock option granting practices is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to determine the accounting impact resulting from the Special Committee’s findings and to complete the Restatement, as described below under “Restatement”.

Grants

The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who re-joined RIM after completing university (“New Hire Grants”), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position (“Periodic Grants”). Under U.S. GAAP, all options granted prior to February 27, 2002, were accounted for incorrectly as the Company failed to apply variable accounting for the awards as a result of the net settlement feature of its stock option plan as discussed more fully below under Restatement. From February 28, 2002 to August 2006, incorrect measurement dates for accounting purposes have been identified for approximately 321 grants in respect of options to acquire 4,581,000 common shares. This represents approximately 63% of the grants made by the Company after February 28, 2002. The nature of the measurement date errors are more fully discussed below under “Errors Identified” and “Restatement”.

Option Granting Process

Since after its initial public offering in 1997, RIM has publicly reported that stock options were granted upon the approval of the Board or the Compensation Committee. Over the same period, RIM has also publicly reported that options were granted at an exercise price not less than the market price of the shares on the date immediately prior to the grant of the option.

The Review revealed that until after the commencement of the Review in August 2006, all stock option grants, except grants to RIM’s co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by RIM’s Board. For a number of years after the Company’s initial public offering in 1997, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie’s direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to the Company’s Chief Financial Officer, Dennis Kavelman, and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.

Mr. Balsillie advised the Special Committee that option grants were made to attract and retain skilled personnel to a rapidly growing technology company in an intensely competitive environment, and the informality of the option granting process was, in part, a reflection of the stage of development of the Company and the rapid growth occurring within the organization at the time.

Co-CEO, Mike Lazaridis, and COOs, Don Morrison and Larry Conlee, also had a role in the granting of options, which in the case of the COOs was limited to their direct report employees.

Grants to the co-CEOs were approved by RIM’s Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.

Some New Hire Grants and the majority of Periodic Grants were accounted for using an incorrect measurement date, with the result that the exercise price of the option was less than the fair market value as of the date when all the events necessary to make the grant were complete. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the “C-level officers”), hindsight was used to select grant dates with favorable pricing on grants, resulting in grantees receiving an in-the-money benefit that was not recorded in the financial statements as stock-based compensation.

A number of individuals interviewed by the Special Committee who were involved in the granting of options at the Company, including Mr. Balsillie and Mr. Kavelman, reported that at the time they had a general understanding that options could be granted at a chosen date within the applicable period for reporting options grants to relevant Canadian regulatory agencies. Their understanding was incorrect. Prior to December 14, 1999, Canadian insider reporting rules required insiders to report option grants within 10 days after the end of the month in which the grant was made; following December 14, 1999, insiders were required to report within 10 days of the grant. Under the rules of the Toronto Stock Exchange, RIM was required to report all option grants within 10 days after the end of the month in which the grant was made for all employees. (Note: as a “foreign private issuer” under U.S. securities laws, RIM is not subject to U.S. insider reporting rules).

In some cases, contemporaneous documentation or other action evidencing the grant date or the completion of the granting process with respect to particular options does not exist in a manner that would enable the Company to determine that the measurement date for accounting purposes was the same as the recorded grant date for an option, thereby requiring the Company to determine the measurement date based on the most objective evidence that is available.

The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Company’s stock option plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Errors Identified

The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.

From December 1996 to August 2006, RIM made approximately 1,500 New Hire Grants and approximately 1,700 Periodic Award Grants. The Special Committee found that the majority of the New Hire Grants were priced and granted as of the employment start date and raise no dating issues. However, as noted above, the Review identified dating issues with respect to a majority of the Periodic Award grants. The accounting errors can be categorized as follows:

•	grants to new hires;
•	grants on promotion;

•	group grants;
•	periodic grants; and
•	other matters.

Grants to New Hires - From the inception of the Company’s stock option plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees’ offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company’s shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee’s start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). Under U.S. GAAP, generally it will not be possible to have a measurement date for accounting purposes prior to the date the employee begins rendering services in exchange for the award. For the purposes of the Restatement, the Company has interpreted this to mean the date the employee was included as an employee on the Company’s payroll. In other instances, the Company contracted with the employee to grant options on commencement of employment as set out in the terms of the offer letter, but the options were modified subsequent to commencement of employment to provide the employee with better pricing. In these instances, the Company has treated the subsequent reduction of the exercise price as a modification and has applied variable accounting to the award.

Grants on Promotion - The Company has the practice of awarding options to individuals who are promoted to certain senior management levels. The Company often granted options based on the price on the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective promotion date. In other instances, the Company selected a grant date prior to the approval date for several employees who received promotions around the same date. In these instances, the Company has determined that the measurement date is the approval date and has calculated an intrinsic value based on the difference between the exercise price of the option and the value of the RIM shares on the approval date.

Group Grants - A group grant is a grant that is made to an entire department or departments. Group grants were occasionally granted to reward performance or to aid retention in instances when outstanding options for employees contained exercise prices significantly higher than the trading price of the Company’s shares. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In many instances, the share price increased between the date the preliminary group grants were established and the date the listing was finalized. In other cases, the listing was reviewed and changes were made to the number of options and the individuals eligible for awards subsequent to the established grant date. For certain group grants, although the terms of the awards granted to the majority of individuals in the pool were fixed, for a small number of individuals, changes were made to their awards. The measurement dates for group grants have been assessed on a group grant by group grant basis to determine the appropriate measurement dates.

Periodic Awards – In certain instances, the Company established the grant date of awards with reference to a historical or future low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were finalized, approved and agreed upon. That date is deemed to be the measurement date. For awards where the exercise price is set by reference to a future market price, the Company has determined the measurement date at which the terms of the award were approved with finality.

Other Matters - In limited instances, the Company repriced options subsequent to the option grant as the stock price decreased. In many instances, options were granted prior to finalizing the awards. These instances include items such as (1) establishing a grant date prior to final approval, (2) establishing a grant date prior to required approval by the shareholders to increase the size of the option pool, and (3) establishing the grant date prior to Board or Compensation Committee approval for grants to the CEOs.

In some instances where options were dated using favorable historical pricing, the grant date selected preceded a run-up in the Company’s share price. While this may have created the impression that some grants were “spring-loaded” (a grant made prior to and with knowledge of facts likely to cause an increase in the stock price), the Review did not reveal any evidence that the Company engaged in “spring-loading”.

As a result of the Review, the Special Committee has concluded that incorrect measurement dates were used for financial accounting purposes under U.S. GAAP for certain stock option grants made in prior periods and has, with the assistance of its outside accounting advisors, worked to determine, based on the available evidence, the appropriate measurement dates for each affected grant.

Impact

The practices identified above benefited employees across all levels at RIM. However, by virtue of options granted over a larger number of common shares to more senior employees, such employees received a greater individual benefit from the Company’s options granting practices. Each of the Company’s C-level officers and certain other officers of the Company received in-the-money benefits from options grants that were effectively made at less than fair market value as of the date the granting process was complete. The review as to the in-the-money benefits received from the Company’s options granting practices by the Company’s officers and directors is ongoing, and such information will be disclosed in RIM’s amended public filings.

Certain of the Company’s outside Directors also received an in-the-money benefit from the Company’s options granting practices. Such amounts currently appear to be immaterial. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.

RESTATEMENT

The Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the SEC prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company has determined that additional time is required for the Company’s independent auditors and other advisors to complete the process and for the Company to update its filings. RIM, as well as its independent auditors and other advisors, will continue to work diligently to complete the process and will make every effort to make such filings as soon as practicable after the completion of the accounting, legal and other analyses required as a result of the Review. In the interim, RIM will report on the status of its continuous disclosure obligations to the OSC pursuant to the MCTO.

The Special Committee Review identified three major classes of accounting errors being (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Company’s option plan until February 27, 2002, (2) the accounting for certain share awards granted prior to the adoption of the Company’s stock option plan, and (3) the misapplication of the determination of an accounting measurement date for options issued subsequent to the elimination of the “net settlement” feature. As a result, a restatement of RIM’s historical financial statements will be required. Each of these are errors is described below.

Variable Accounting

The variable accounting error stems from a difference in the historical application of U.S. GAAP and Canadian GAAP relating to a “net settlement” feature that existed in RIM’s stock option plan prior to February 27, 2002. Under this feature, instead of paying the exercise price in cash, the employee could apply to receive a lesser number of RIM common shares equal in value to the difference between the grant price and market price at the time of exercise multiplied by the number of options exercised. This specific feature was eliminated from RIM’s stock option plan effective February 27, 2002. Prior to 2004, there were no accounting implications relating to this feature under Canadian GAAP, which RIM used as its primary GAAP at that time. However, under U.S. GAAP, RIM was required to apply variable accounting for all stock options granted prior to February 27, 2002.

Variable accounting requires RIM to recognize a non-cash compensation expense for all stock options, which includes (1) all realized gains on exercise of stock options, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The effect of this variable accounting error will be to increase the amount of RIM’s estimated non-cash charges associated with past option grants and thereby reduce the amount of the Company’s previously reported U.S. GAAP earnings. While the re-audit of the Company’s historical financial statements is not yet completed, the Company currently estimates the pre tax impact of this error will be to increase stock based compensation and decrease operating income for the period up to the end of fiscal 2003 by approximately US$220 million, and for each of the fiscal years ended 2004, 2005 and 2006 increase stock based compensation and decrease operating income by an amount of less than US$5 million in each of those years. The Company currently does not anticipate a material adjustment to the current or future financial years’ operating results as a result of this error as the impact of variable accounting ceased in fiscal 2007 upon the adoption of fair value accounting under Statement of Financial Accounting Standards 123(R).

Share-Based Awards Granted Prior to the Stock Option Plan

Prior to the Company’s IPO in 1997 and its adoption of the current stock option plan, the Company issued 444,000 restricted Class A Common Shares at a price of $0.05 per share pursuant to Employee Stock Agreements and 1,306,000 options to acquire shares at an exercise price of $0.05 under an Employee Stock Plan. The terms of both awards provided that employees could “put” the shares back to the Company for book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable accounting. Upon adoption of its stock option plan, all previously unexercised options became part of the plan including all of the terms and conditions. These awards continued to be accounted for under variable accounting as they were subject to the net settlement feature as described above. The Company currently estimates the impact of this error for the period up to the end of fiscal 2003 will be approximately US$10 million and estimates the impact of this error on fiscal periods 2004, 2005 and 2006 to be nil.

Misapplication of the Determination of an Appropriate Accounting Measurement Date for Periods Subsequent to February 27, 2002

Prior to fiscal 2007, the Company did not record any stock based compensation amounts in its financial statements. As a result of the Review, it has been determined that several errors occurred in the accounting for options, including the fact that in many cases, the Company did not grant options with an exercise price equal to the fair market value of the shares on the day of grant. The nature of these errors has been described above under the section “Errors Identified”. For grants issued subsequent to February 27, 2002, the Company has undertaken a process to categorize, based on grant type and process, each grant awarded by the Company. The Company is in the process of analyzing the evidence related to each category of grants including but not limited to, electronic and physical documents, and interviews. Based on the relevant facts and circumstances, the Company is applying the accounting standards to determine, for every grant within each category, the appropriate measurement date. Where the measurement date is not the originally assigned grant date, an accounting adjustment is being calculated and an accounting entry will be booked to account for stock-based compensation expenses and related tax effects.

Effect of the Restatement

The result of the Company’s Restatement will be to increase the amount of non-cash compensation expense associated with past option grants and thereby reduce the amount of the Company’s previously reported U.S. GAAP earnings. The effect of this will be that RIM will restate its historical annual financial statements for fiscal 2004, 2005 and 2006 and for the first quarter of fiscal 2007 (the financial statements for the second and third quarters have not yet been filed). While the exact amount of non-cash charges has not been finalized, the Company currently expects that the potential effect of such Restatement, after covering all of the accounting issues described above, will be to increase the non-cash charges associated with past option grants and thereby reduce the amount of the Company’s previously reported GAAP earnings up to the end of fiscal 2006 by an aggregate amount of approximately US$250 million during the period covered by the Review. The historical volatility of RIM’s share price, during the term of the Review, significantly increased the aggregate, non-cash charge. The non-cash charge resulting from the variable accounting errors described above represents approximately 95% of the estimated non-cash charges associated with accounting errors and dating issues identified to date during the Review, though it is important to note that a portion of the non-cash charge associated with errors in the measurement date for stock options is subsumed by the non-cash charge resulting from the variable accounting errors, as noted above. In addition, the Company estimates that an adjustment of approximately US$8 million will be required to increase the Company’s tax expense related to the tax accounting for deductible stock options. The Company currently does not anticipate a material adjustment to the current or future financial years’ operating results as a result of errors associated with the Company’s stock option practices.

Prior to fiscal 2004, Canadian GAAP did not generally require accounting for stock-option based compensation arrangements with employees as an expense. For fiscal years 2004 and 2005 (the last year the Company reported under Canadian GAAP), the Company applied fair value accounting for stock options granted or modified in those years as required by new accounting rules introduced under Canadian GAAP. The Company has determined that the accounting impact of the errors in the determination of measurement dates in 2004 and 2005 do not result in a material adjustment to the Canadian GAAP financial statements and therefore, the Company does not currently intend to restate the previously filed Canadian GAAP financial statements.

ACTIONS TAKEN AS A RESULT OF THE REVIEW

The Board of Directors, based on the recommendations of the Special Committee, has determined to implement the following measures in response to the findings of the Special Committee:

Benefits from Option Grants

All directors and all C-level officers have agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to re-price unexercised options that were incorrectly priced, in both cases to the price that should have been used. All vice-presidents of the Company will be asked to agree to similar treatment for their options that have dating issues, where these options were granted after the employee’s commencement of employment. For exercised options, the gain will be recovered through a cash payment made by the respective director or officer, together with interest. No options that are to be re-priced will be permitted to be exercised prior to re-pricing.

Changes to RIM’s Stock Option Granting Practices

In December 2006, the Board adopted an interim option granting process, pending completion of the Review, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation

Committee or the Board. The Compensation Committee and newly formed Oversight Committee of the Board described below will review the interim option granting process in light of evolving best practices and recommend to the Board any changes required as a result of this review.

Changes to RIM’s Board of Directors, Board Committees and Organizational Structure

The Company has grown dramatically during the period covered by the Review, and the Special Committee has provided recommendations to expand and enhance the Company’s governance practices to address issues identified during the Review and to better reflect the magnified size and complexity of the Company’s business today.

In accordance with the Special Committee’s recommendations and other considerations, the Board has decided to establish a new Oversight Committee and to implement changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and to change various management roles:

•

A new Oversight Committee of the Board will be established, comprised exclusively of independent directors, whose mandate will include providing oversight into areas typically under the responsibility of management. Among other things, the Oversight Committee will examine executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups. The Oversight Committee will work cooperatively as appropriate with the other board committees. In 2009, the Board and committee will determine whether the committee has completed its mandate or whether it should continue and, if so, for what period.

•

Consistent with current best practices in corporate governance, the roles of Chairman and CEO are being separated. Mr. Balsillie has voluntarily stepped down from the role of Chairman to allow future consideration of a non-executive Chairman by the Nominating Committee. Mr. Balsillie will retain his leadership roles as Co-CEO and Director.

•

Mr. Richardson has been appointed as Lead Director of the Board of Directors. Mr. Richardson’s responsibilities in that position will include: (a) approving information submitted by management to the Board, (b) approving the agenda for Board Meetings, (c) leading meetings of the external directors, (d) serving as a liaison between the external directors and the chief executive officers, and (e) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

•

Kendall Cork and Doug Wright, who are currently the members of the Company’s Compensation Committee, have advised the Board that they will not stand for re-election at the upcoming annual general meeting of the Company and have tendered their resignation at this time from all committees of the Board. They will each be appointed to the honorary position of Director Emeritus of the Board in recognition of their substantial contributions to RIM over many years.

•

The Board size has been increased from seven to nine. Ms. Barbara Stymiest (formerly the CEO of the TSX Group and currently the COO of Royal Bank of Canada) and Mr. John Wetmore (formerly the President and CEO of IBM Canada and currently a Director of the University of Waterloo and Loblaw Companies Limited) have been appointed to the Board as directors. It is expected that Ms. Stymiest will join the Audit Committee and the Nominating Committee and Mr. Wetmore will join those committees and the Compensation Committee. A candidate selection process is underway to identify two other new independent directors for election to the Board to replace Mr. Cork and Mr. Wright. The Audit Committee will be chaired by an audit committee financial expert, as defined under applicable securities laws.

•

The Nominating Committee of the Board will be reconstituted to be comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore. The Nominating Committee will review the board slate prior to its submission to shareholders for the next annual meeting. The Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board at its first meeting following the Company’s next annual meeting.

•

Dennis Kavelman will be moving from his position as CFO to become the Company’s Chief Operating Officer - Administration and Operations. In that role he will take on a more diverse operational portfolio overseeing the growth of RIM’s business in various areas.

•

Brian Bidulka (currently Vice President, Corporate Controller at RIM and formerly Vice President Finance-Operations at Molson Inc.) has been appointed as the Company’s Chief Accounting Officer and will serve as the Company’s senior financial officer overseeing all financial reporting and compliance activities. Mr. Bidulka, who was not previously involved in the administration of the Company’s stock option program, will also be responsible for administering RIM’s stock option program until a new employee is hired and assumes responsibility for the program.

•	Certain other changes in the roles and responsibilities of less senior members of RIM’s Finance Group will also be made.

•	RIM will establish an internal audit department, the head of which will report directly to the Audit Committee.

•

Additionally, RIM will enhance its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program.

•	The Board, based on the recommendation of the Special Committee, has determined that no employees should be asked to leave the Company as a result of the Review.

Statement of the Co-CEOs

“Speaking on behalf of the Board and the senior management of RIM, we are treating this issue very seriously and have already made significant progress in rectifying this matter. We are also committed to evolving our processes to be consistent with our philosophy of achieving excellence throughout RIM’s operations,” said Mr. Balsillie and Mr. Lazaridis in a joint statement. “We wish to thank the members of the Special Committee and all their advisors who contributed to the in-depth review and recommendations.”

Statement of the Special Committee

“We are satisfied with the thoroughness of the review and we believe that the resulting enhancements to governance and controls will make RIM even stronger as it continues to grow and lead in the thriving market it pioneered,” said Mr. Estill and Mr. Richardson in a joint statement. “It must also be said that we have the utmost confidence in Jim Balsillie and the senior management team. Over the last ten years, incredible results have been accomplished under their stewardship including an increase in RIM’s annual revenue by more than 45,000% and an increase in RIM’s share price by more than 10,000%. In addition, RIM just achieved another important corporate milestone in the fourth quarter ended March 3, 2007 by adding 1 million BlackBerry subscriber accounts within a single quarter for the first time. These results speak loudly about the management team and the value of their leadership to RIM and its shareholders.”

OTHER MATTERS

Review Costs

Consistent with their shared historical commitment to the Company, Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist RIM in defraying costs incurred in connection with the Review and the Restatement by contributing up to Cdn$10 million (up to Cdn$5 million each) of those costs. RIM has agreed to accept this voluntary payment.

Pending the completion of the Review, Mr. Balsillie and Mr. Lazaridis agreed to escrow common shares of the Company acquired by them on the exercise of options during the Review. Upon payment of the monies referred to above in connection with Review costs and repayment of any gains associated with exercised options and re-pricing of unexercised options, the Special Committee has determined that it is appropriate to return the escrowed shares to them.

Regulatory Matters and Litigation

The Company is cooperating with the SEC and the OSC and has reported to them on the results of the Review. At this time, RIM cannot predict what, if any regulatory action, may result from the completion of the Review.

As previously disclosed, RIM has been served with a Notice of Application that was filed with the Ontario Superior Court of Justice – Commercial List (the “Court”) by a shareholder. The

Notice of Application, among other things, seeks the permission of the Court to commence a shareholder derivative action purportedly on behalf of the Company against certain of RIM’s directors relating to RIM’s historical option granting practices, and also makes certain demands with respect to the conduct and scope of RIM’s ongoing management-initiated, voluntary review of such practices. The Company’s Board of Directors intends to review the allegations set forth in the Notice of Application and the related Statement of Claim and will respond in a manner that it considers to be in the best interests of RIM’s shareholders.

Additional lawsuits, including purported class actions and additional derivative actions, may be filed based upon allegations substantially similar to those described in this application or otherwise relating to the Company’s historical option grant practices. The Company does not intend to issue any press releases describing the filing in the event of any such additional lawsuits.

* * *

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s management-initiated, voluntary review of its option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM’s historical, current and future financial statements, the anticipated timing of filing financial statements and the additional work required to complete such filings, descriptions of information that RIM intends to disclose in its securities filings, RIM’s intention to provide regular updates to its shareholders, actions that RIM intends to take as a result of the review, and RIM’s estimates of Blackberry subscriber account additions in the fourth quarter of fiscal 2007 and revenue for fiscal 2007. The terms and phrases, “preliminary determination”, “expects”, “will”, “would”, “anticipate”, “estimates”, “has determined to”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: further determinations made by RIM’s Special Committee, outside advisors, auditors and others; unanticipated developments and delays encountered in connection with RIM’s efforts to complete the restatement of its financial statements and its securities filings; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis following the date of this news release, risks associated with litigation relating to RIM’s stock option grants; and legal and accounting developments regarding stock option grants and interpretations of such guidance. In particular, as noted in this news release, the Special Committee and its advisors, together with the Company and its external auditors, continue to do the work necessary to determine the accounting impact resulting from the Special Committee’s findings and the estimates set forth in this news release may require further adjustment as a result of such additional work. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	March 13, 2007	By:	/S/ BRIAN BIDULKA
Name: Brian Bidulka
Title: Chief Accounting Officer